Filed pursuant to Rule 424(b)(3)
File No. 333-255932

SUPPLEMENT DATED JUNE 30, 2025 TO THE CURRENT PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR:

Invesco Dynamic Credit Opportunity Fund

(the "Fund”)

IMPORTANT NOTICE REGARDING CHANGES IN THE INVESTMENT POLICY OF THE FUND AND NEW SUB-ADVISORY ARRANGMENTS, SUBJECT TO SHAREHOLDER APPROVAL

The purposes of this supplement are to provide you notice of changes to the Prospectus and Statement of Additional Information (“SAI”) of the above referenced Fund. You should read this supplement in conjunction with the Prospectus and SAI and retain it for future reference.

The Board of Trustees of the Fund unanimously approved, and has recommended that shareholders approve, the additions of Barings LLC (“Barings”) as a sub-adviser to the Fund pursuant to a Sub-Advisory Contract between Barings and Invesco Advisers, Inc. and Baring International Investment Limited (“BIIL”) as a sub-sub-adviser to the Fund pursuant to a Sub-Sub-Advisory Contract between Barings and BIIL (collectively, the “Proposal”). The Proposal requires approval by the shareholders of the Fund and will be submitted to a vote of shareholders at a Special Meeting of Shareholders to be held on or about September 24, 2025 (the “Meeting”).

This supplement is not soliciting a proxy. It is anticipated that in August 2025, shareholders of record of the Fund, as of the close of business July 22, 2025, will receive a proxy statement requesting their votes on the Proposal. Please read the proxy statement when it is available as it will contain important information about the Proposal. If approved by the Fund’s shareholders at the Meeting, the Proposal will become effective upon notification to shareholders of the changes through appropriate revisions to the Fund’s Prospectus and SAI, which is anticipated to occur in September 2025.

Additionally, the Board approved the following strategy changes to the Fund to become effective (i) if shareholders of the Fund approve the Proposal and (ii) when Barings and BIIL begin serving as sub-adviser and sub-sub-adviser to the Fund, respectively.  Accordingly, it is anticipated that the following changes will be effective at the same time as the Proposal becomes effective.

1)
The Fund’s 80% investment policy will be revised as follows:
Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in credit-related instruments and in derivatives that have economic characteristics and provide investment exposure similar to credit-related instruments.

2)	The Fund’s limitation regarding investing up to 60% of its net assets in originated loans will be removed.

A revised Prospectus and SAI that reflect these changes and any related risks will be available once the changes are effective.

DCO-STATSAI-SUP-1 063025